Exhibit 99.1

Sundial Growers Granted MCTO

CALGARY, AB, April 1, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announces that its principal regulator, the Alberta Securities Commission, has granted a management cease trade order (the "MCTO").

As previously announced on March 28, 2022 (the "Announcement"), the Company applied for the MCTO due to an expected delay in the filing of the audited consolidated financial statements for the year ended December 31, 2021, annual management's discussion and analysis for the same period, annual information form for the same period (which will be reported on Form 20-F) and management certifications of annual filings (collectively, the "Filings") beyond the deadline of March 31, 2022 prescribed by Canadian securities laws. The MCTO restricts the Chief Executive Officer and Chief Financial Officer from all trading in securities of the Company until such time as the Filings have been filed by the Company and the MCTO has been lifted. The MCTO does not affect the ability of other shareholders of the Company to trade in securities of the Company.

Sundial and its auditor continue to work diligently toward completing the Filings as soon as possible. The Company believes that there will be no restatement of previously released financial statements of Sundial and it expects to report fourth quarter and full year 2021 earnings and complete the Filings on or before April 14, 2022.

The Company confirms that since the date of the Announcement: (i) there  has  been  no  material  change  to  the  information  set  out  in  the  Announcement  that  has  not  been  generally  disclosed;  (ii)  the  Company  is  satisfying  and  confirms  that  it  intends  to  continue to satisfy the provisions of the "alternative information guidelines" under National Policy 12-203 – Management Cease Trade Orders ("NP 12-203") and issue bi-weekly default status reports for so long as the delay in filing the Filings is continuing, each of which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is  not  subject  to  any  insolvency  proceedings;  and  (v)  there  is  no  material  information  concerning  the  affairs  of  the  Company that has not been generally disclosed.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis and Liquor Retail, and Investment Operations.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products. Sundial has acquired Alcanna Inc. and is now the largest private sector cannabis and liquor retailer in Canada.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, the expectations  of  management  with  respect  to  the  anticipated  filing  of  the  Required Filings and the duration of the MCTO, as well as Sundial's expectation that it will file its Annual Report on Form 20-F.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: Sundial's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow Sundial to file the Filings on or before April 14, 2022; that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available; and the ability of Sundial's management to execute its business strategy, objectives and plans.  As a result, although Sundial believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Sundial will derive therefrom.

The forward-looking information contained in this news release is made as of the date hereof. Except as expressly required by applicable securities laws, Sundial does not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 22:11e 01-APR-22